UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras approves payment of shareholder remuneration

Rio de Janeiro, August 1, 2019 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, at a meeting held today, approved the distribution of anticipated remuneration to shareholders as interest on equity, in the total gross amount of R$ 2,608,840,252.20, corresponding to R$ 0.20 per outstanding common and preferred share.

The payment will be made on October 4, 2019 and shareholders will be entitled to this remuneration as follows:

1.    The record date for owners of Petrobras shares traded on B3 will be August 12, 2019, and for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange—NYSE will be August 14, 2019.

2.    Petrobras’ shares will be traded ex-dividends on B3, NYSE and BCBA as of August 13, 2019.

3.    Holders of PBR and PBRA ADRs will receive the payment through The Bank of New York Mellon, ADR depositary bank, as of October 14, 2019.

This amount anticipated as interest on equity, adjusted by the Selic rate from the date of payment until the end of the year, will be considered as a component of the minimum mandatory dividend for 2019, including the minimum dividend owed to preferred shares.

According to the Brazilian law, the distribution of interest on equity is subject to the deduction of withholding income tax, except for shareholders whose registered data proves to be immune or exempt, or shareholders domiciled in countries or jurisdictions for which the law establishes different treatment.

This anticipation is aligned with the principles of stability and predictability of payments to shareholders, as established in Petrobras Shareholder Compensation Policy, which can be accessed at the company’s website (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer